

Mail Stop 4720

April 5, 2017

Gary J. Koester
President and Chief Executive Officer
Eagle Financial Bancorp, Inc.
6415 Bridgetown Road
Cincinnati, OH 45248

> **Re:** **Eagle Financial Bancorp, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 9, 2017**
> **File No. 333-216576**

Dear Mr. Koester:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Supplement

Composition and Purpose of Stock Units, page 3

1.   Please revise to describe the source or sources of the cash component that will be maintained by the Eagle Financial Bancorp, Inc. Stock Fund.

Prospectus

Summary

Eagle Savings Bank, page 1

2.   Please disclose your total assets, net loans, deposits and total retained earnings as of December 31, 2016.

Risk Factors

3.   Please add a risk factor addressing the fact that, to the extent payments for shares of your common stock are made through withdrawals from existing deposit accounts, those payments will not result in new funds for investment but will result in a reduction in your deposits.

An increase in interest rates … , page 16

4.   Please revise this risk factor to indicate that the Board of Governors of the Federal Reserve System has already implemented interest rate increases and has indicated that it will likely further increase such rates.

We have a high concentration of loans secured by real estate in our market area … , page 17

5.   Please quantify the "substantial amount" of your mortgage loans secured by real estate located in your market area.

Management of Market Risk

Net Portfolio Value, page 64

6.   Please provide a more complete discussion of the reasons underlying the fact that your net portfolio value would decrease in both rising and falling interest rate environments. Please also consider whether risk factor disclosure relating to this issue would be appropriate.

Transactions with Certain Related Persons, page 105

7.   Please quantify the total amount of loans made to your directors and executive officers for the period indicated.

Subscriptions by Directors and Executive Officers, page 112

8.   Please clarify in the first paragraph, if true, that directors and officers have indicated their intention to subscribe in the offering for an aggregate of 203,000 shares of common stock.

<u>Financial Statements</u>

<u>Statements of Income, page F-5</u>

9.   Please revise the Statements of Income to present the Net gain (loss) on sale of foreclosed real estate in Noninterest Expense as well as any write-downs within other expense pursuant to Rule 9-04 14 (d) of Regulation S-X. In addition, revise Selected Financial And Other Data Of Eagle Savings Bank and the MD&A discussion of Non-Interest Expense, appropriately.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Christina Harley, Staff Accountant, at (202) 551-3695 or Yolanda Trotter, Staff Accountant, at (202) 551-3472 if you have questions regarding comments on the financial statements and related matters. Please contact William H. Dorton, Staff Attorney, at (202) 551-3107 or me at (202) 551-3338 with any other questions.

                                        Sincerely,

                                        /s/ Dietrich A. King

                                        Dietrich A. King
                                        Assistant Director
                                        Office of Financial Services

cc: Michael J. Brown, Esq.
        Luse Gorman, PC